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                                          SEC FILE NUMBER
                                              0-21976

                                           CUSIP NUMBER
                                             34407T104

                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                         FORM 12b-25
                 NOTIFICATION OF LATE FILING
                        (Check one):

           Form 10-K     Form 20-F     Form 11-K
 x Form 10-Q     Form 10-D     Form N-SAR     Form N-CSR

             For Period Ended:   March 31, 2005

             Transition Report on Form 10-K
             Transition Report on Form 20-F
             Transition Report on Form 11-K
             Transition Report on Form 10-Q
             Transition Report on Form N-SAR

              For the Transition Period Ended:

   If the notification relates to a portion of the filing
      checked above, identify the Item(s) to which the
                    notification relates:
               PART I - REGISTRANT INFORMATION
                         FLYi, INC.
                   Full Name of Registrant

                ____________________________
                  Former Name if Applicable

                    45200 Business Court
  Address of Principal Executive Office (Street and Number)

                      Dulles, VA  20166
                  City, State and Zip Code


              PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
    (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

 x (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                    PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

   In February 2005, the company agreed to the terms of an extensive, consensual restructuring of its financial obligations. The restructuring includes agreements with a majority of the company's aircraft creditors.
   Additional information regarding the restructuring is set forth in Forms 8-K filed with the Securities and Exchange Commission on February 22, February 23 and
   February 25, 2005. As a result of the resources and personnel required to complete and document the restructuring, which was negotiated over a period of more than three months, and the effects of the financial restructuring on the company's financial statements, the company has not been able to complete its analysis and review of accounting for the restructuring and related work required to finalize its Form 10-Q, including certain exhibits to be filed therewith, by the prescribed filing date for the company's Form 10-Q. The company expects to file its Form 10-Q on or before the fifth calendar day following the prescribed due date.


                 PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

    Richard J, Kennedy, General   (703)         650-6000
              Counsel
              (Name)           (Area Code)     (Telephone
                                                Number)

(2) Have all other periodic reports required under Section
   13 or 15(d) of the Securities Exchange Act of 1934 or
   Section 30 of the Investment Company Act of 1940 during
   the preceding 12 months or for such shorter period that
   the registrant was required to file such report(s) been
   filed?  If answer is no, identify report(s).
   x Yes   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
   x Yes   No
   If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

   As previously reported in the company's press release for the first quarter ended March 31, 2005, which was furnished to the Securities and Exchange Commission on a Form 8-K on May 6, 2005, the company expects to report a quarterly net loss of $105.0 million for the first quarter of 2005 (($2.28) per diluted share) compared to net income for the first quarter of 2004 of $3.6 million
   ($0.08 per diluted share). The company agreed to the terms of an extensive restructuring of its debt obligations in the first quarter 2005 and is in the process of finalizing its analysis and review of accounting for the restructuring. That analysis may result in changes which could further increase the net loss and reduce shareholder equity for first quarter
   2005 when the company files its first quarter report on form 10-Q.

   Further quantitative information regarding the company's first quarter 2005 financial and operating results and the changes anticipated to be reflected in the company's financial statements is set forth in the preliminary, unaudited financial statements included in that Form 8-
   K.

   The changes in the company's results of operations over the corresponding period for 2004 reflect the fact that during 2004 the company's wholly-owned subsidiary, Independence Air, Inc. effected its transformation into an independent low-fair airline operating as Independence Air. Beginning in June 2004 and ending in
   August 2004, Independence Air transitioned the Canadair regional jet (CRJ) fleet - which had been flying under the company's fee-per-departure code share agreement with UAL Inc. - into the Independence Air operation, and early retired its remaining turboprop aircraft that had been used in United Express operations. In October and November 2004, the company's subsidiary ceased operating Fairchild Dornier 328 regional jet aircraft
   (328Jet) fleet as a Delta Connection carrier and placed the 328Jets into temporary storage pending the lease assignment of 30 328Jets to Delta Air Lines, which assignment was completed on March 21, 2005. As a result of discontinuing use of the 328Jets and termination of the company's Delta Connection operations, the company is now accounting for the direct operating revenues and expenses of the Delta Connection operations as a discontinued operation for all periods presented.
   The company's operations continue to reflect its development of its business as Independence Air, including high fuel costs, and the significant restructuring of its fleet, much of which is associated with the company's restructuring of its debt obligations in the first quarter 2005. During the first seven months of 2005, the company expects to have returned 76 aircraft, including 30 328Jets, 21 J-41 turboprop aircraft and 25 CRJs, to owners and lessors. In the fourth quarter of 2004 and the first two quarters of 2005, the company will have accepted delivery of a total of 12 Airbus 132-passenger A319s.

   The company's past financial performance and operating results under United Express and Delta Connection operations will have no effect and no bearing on the financial performance or operating results of Independence Air. The future financial performance of the company depends upon the ability to market the Independence Air product as it expands with the Airbus
   A319 aircraft and to increase load factor and fares in an extremely competitive industry environment, as well as on fuel prices and other factors discussed under the caption "Risk Factors Affecting the Company" in the company's Form 10-K/A, Amendment No. 1, filed on March
   31, 2005.

                         FLYi, Inc.
        (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 09, 2005          By:               /s/
                                    Richard J. Surratt
                            Title:  Executive Vice President,
                                    Treasurer and Chief
                                    Financial Officer